# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Prime Medicine, Inc., CIK 0001894562
CUSIP: 74168J101
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 60 First Street, CAMBRIDGE, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-018498
Filed by CIK 0001845041

## Reporting persons
- GV 2019, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,100,058; sole dispositive power 0; shared dispositive power 10,100,058; aggregate amount beneficially owned 10,100,058 (7.5% of the class)
  Comment: The total reported in Row 9 above consists of 10,100,058 shares of Common Stock of Prime Medicine, Inc. (the "Issuer") held directly by GV 2019, L.P. (the "2019 Partnership"). The general partner of the 2019 Partnership is GV 2019 GP, L.P. ("2019 GP"). The general partner of 2019 GP is GV 2019 GP, L.L.C. ("2019 LLC"). The sole member of 2019 LLC is Alphabet Holdings LLC ("Alphabet Holdings"). The sole member of Alphabet Holdings is XXVI Holdings Inc. ("XXVI"). The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2019 GP, 2019 LLC, Alphabet Holdings, and XXVI may be collectively referred to as the "2019 Partnership Affiliates"). Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the "Exchange Act")) the securities directly beneficially owned by the 2019 Partnership.
  
  The percentage reported in Row 11 above was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 134,573,998 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, filed on Form 10-Q with the Securities and Exchange Commission (the "SEC") on August 7, 2025.
- GV 2019 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,100,058; sole dispositive power 0; shared dispositive power 10,100,058; aggregate amount beneficially owned 10,100,058 (7.5% of the class)
  Comment: The total reported in Row 9 above consists of 10,100,058 shares of Common Stock of the Issuer held directly by the 2019 Partnership. The general partner of the 2019 Partnership is 2019 GP. The general partner of 2019 GP is 2019 LLC. The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.
  
  The percentage reported in Row 11 above was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 134,573,998 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, filed on Form 10-Q with the SEC on August 7, 2025.
- GV 2019 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,100,058; sole dispositive power 0; shared dispositive power 10,100,058; aggregate amount beneficially owned 10,100,058 (7.5% of the class)
  Comment: The total reported in Row 9 above consists of 10,100,058 shares of Common Stock of the Issuer held directly by the 2019 Partnership. The general partner of the 2019 Partnership is 2019 GP. The general partner of 2019 GP is 2019 LLC. The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.
  
  The percentage reported in Row 11 above was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 134,573,998 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, filed on Form 10-Q with the SEC on August 7, 2025.
- GV 2021, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,262,440; sole dispositive power 0; shared dispositive power 3,262,440; aggregate amount beneficially owned 3,262,440 (2.4% of the class)
  Comment: The total reported in Row 9 above consists of 3,262,440 shares of the Issuer's Common Stock directly beneficially owned by GV 2021, L.P. (the "2021 Partnership"). The general partner of the 2021 Partnership is GV 2021 GP, L.P. ("2021 GP"). The general partner of 2021 GP is GV 2021 GP, L.L.C. ("2021 LLC"). The sole member of 2021 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2021 GP, 2021 LLC, Alphabet Holdings, and XXVI may be referred to as the "2021 Partnership Affiliates"). Each of the 2021 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2021 Partnership.
  
  The percentage reported in Row 11 above was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 134,573,998 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, filed on Form 10-Q with the SEC on August 7, 2025.
- GV 2021 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,262,440; sole dispositive power 0; shared dispositive power 3,262,440; aggregate amount beneficially owned 3,262,440 (2.4% of the class)
  Comment: The total reported in Row 9 above consists of 3,262,440 shares of the Issuer's Common Stock directly beneficially owned by the 2021 Partnership. The general partner of the 2021 Partnership is 2021 GP. The general partner of 2021 GP is 2021 LLC. The sole member of 2021 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2021 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2021 Partnership.
  
  The percentage reported in Row 11 above was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 134,573,998 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, filed on Form 10-Q with the SEC on August 7, 2025.
- GV 2021 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,262,440; sole dispositive power 0; shared dispositive power 3,262,440; aggregate amount beneficially owned 3,262,440 (2.4% of the class)
  Comment: The total reported in Row 9 above consists of 3,262,440 shares of the Issuer's Common Stock directly beneficially owned by the 2021 Partnership. The general partner of the 2021 Partnership is 2021 GP. The general partner of 2021 GP is 2021 LLC. The sole member of 2021 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2021 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2021 Partnership.
  
  The percentage reported in Row 11 above was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 134,573,998 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, filed on Form 10-Q with the SEC on August 7, 2025.
- GV 2023, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,200,000; sole dispositive power 0; shared dispositive power 3,200,000; aggregate amount beneficially owned 3,200,000 (2.4% of the class)
  Comment: The total reported in Row 9 above consists of 3,200,000 shares of the Issuer's Common Stock directly beneficially owned by GV 2023, L.P. (the "2023 Partnership"). The general partner of the 2023 Partnership is GV 2023 GP, L.P. ("2023 GP"). The general partner of 2023 GP is GV 2023 GP, L.L.C. ("2023 LLC"). The sole member of 2023 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2023 GP, 2023 LLC, Alphabet Holdings, and XXVI may be referred to as the "2023 Partnership Affiliates"). Each of the 2023 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2023 Partnership.
  
  The percentage reported in Row 11 above was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 134,573,998 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, filed on Form 10-Q with the SEC on August 7, 2025.
- GV 2023 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,200,000; sole dispositive power 0; shared dispositive power 3,200,000; aggregate amount beneficially owned 3,200,000 (2.4% of the class)
  Comment: The total reported in Row 9 above consists of 3,200,000 shares of the Issuer's Common Stock directly beneficially owned by the 2023 Partnership. The general partner of the 2023 Partnership is 2023 GP. The general partner of 2023 GP is 2023 LLC. The sole member of 2023 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2023 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2023 Partnership.
  
  The percentage reported in Row 11 above was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 134,573,998 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, filed on Form 10-Q with the SEC on August 7, 2025.
- GV 2023 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,200,000; sole dispositive power 0; shared dispositive power 3,200,000; aggregate amount beneficially owned 3,200,000 (2.4% of the class)
  Comment: The total reported in Row 9 above consists of 3,200,000 shares of the Issuer's Common Stock directly beneficially owned by the 2023 Partnership. The general partner of the 2023 Partnership is 2023 GP. The general partner of 2023 GP is 2023 LLC. The sole member of 2023 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2023 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2023 Partnership.
  
  The percentage reported in Row 11 above was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 134,573,998 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, filed on Form 10-Q with the SEC on August 7, 2025.
- Alphabet Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,562,498; sole dispositive power 0; shared dispositive power 16,562,498; aggregate amount beneficially owned 16,562,498 (12.3% of the class)
  Comment: The total reported in Row 9 above consists of: (i) 10,100,058 shares of the Issuer's Common Stock directly beneficially owned by the 2019 Partnership; (ii) 3,262,440 shares of the Issuer's Common Stock directly beneficially owned by the 2021 Partnership; and (iii) 3,200,000 shares of the Issuer's Common Stock directly beneficially owned by the 2023 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Holdings may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2019 Partnership, 2021 Partnership, and 2023 Partnership.
  
  The percentage reported in Row 11 above was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 134,573,998 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, filed on Form 10-Q with the SEC on August 7, 2025.
- XXVI Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,562,498; sole dispositive power 0; shared dispositive power 16,562,498; aggregate amount beneficially owned 16,562,498 (12.3% of the class)
  Comment: The total reported in Row 9 above consists of: (i) 10,100,058 shares of the Issuer's Common Stock directly beneficially owned by the 2019 Partnership; (ii) 3,262,440 shares of the Issuer's Common Stock directly beneficially owned by the 2021 Partnership; and (iii) 3,200,000 shares of the Issuer's Common Stock directly beneficially owned by the 2023 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, XXVI may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2019 Partnership, 2021 Partnership, and 2023 Partnership.
  
  The percentage reported in Row 11 above was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 134,573,998 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, filed on Form 10-Q with the SEC on August 7, 2025.
- Alphabet Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,562,498; sole dispositive power 0; shared dispositive power 16,562,498; aggregate amount beneficially owned 16,562,498 (12.3% of the class)
  Comment: The total reported in Row 9 above consists of: (i) 10,100,058 shares of the Issuer's Common Stock directly beneficially owned by the 2019 Partnership; (ii) 3,262,440 shares of the Issuer's Common Stock directly beneficially owned by the 2021 Partnership; and (iii) 3,200,000 shares of the Issuer's Common Stock directly beneficially owned by the 2023 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Inc. may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2019 Partnership, 2021 Partnership, and 2023 Partnership.
  
  The percentage reported in Row 11 above was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 134,573,998 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, filed on Form 10-Q with the SEC on August 7, 2025.

## Item 1. Issuer
Name of issuer: Prime Medicine, Inc.
Address of issuer's principal executive offices: 60 First Street, CAMBRIDGE, MA, 02141.

## Item 2. Person Filing
Name of person filing:
GV 2019, L.P., a Delaware limited partnership (the "2019 Partnership")
GV 2019 GP, L.P., a Delaware limited partnership ("2019 GP")
GV 2019 GP, L.L.C., a Delaware limited liability company ("2019 LLC")
GV 2021, L.P., a Delaware limited partnership (the "2021 Partnership")
GV 2021 GP, L.P., a Delaware limited partnership ("2021 GP")
GV 2021 GP, L.L.C., a Delaware limited liability company ("2021 LLC")
GV 2023, L.P., a Delaware limited partnership (the "2023 Partnership")
GV 2023 GP, L.P., a Delaware limited partnership ("2023 GP")
GV 2023 GP, L.L.C., a Delaware limited liability company ("2023 LLC")
Alphabet Holdings LLC, a Delaware limited liability company ("Alphabet Holdings")
XXVI Holdings Inc., a Delaware corporation ("XXVI"), and
Alphabet Inc., a Delaware corporation ("Parent" and, together with the 2019 Partnership, 2019 GP, 2019 LLC, the 2021 Partnership, 2021 GP, 2021 LLC, the 2023 Partnership, 2023 GP, 2023 LLC, Alphabet Holdings, and XXVI, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

1600 Amphitheatre Parkway
Mountain View, CA 94043
Citizenship: Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this Amendment Number 3 (this "Amendment") to the statement filed by the Reporting Persons on Schedule 13G shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of the Event Date, the Reporting Persons may be deemed to beneficially own an aggregate 16,562,498 shares of the Issuer's Common Stock.

As of the Event Date, the 2019 Partnership was the direct beneficial owner of 10,100,058 of the shares of Common Stock described in the preceding paragraph. 2019 GP is the general partner of the 2019 Partnership, and 2019 LLC is the general partner of 2019 GP. As such, 2019 GP and 2019 LLC may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2019 Partnership.

As of the Event Date, the 2021 Partnership was the direct beneficial owner of 3,262,440 shares of Common Stock described in the second paragraph of this Item 4(a). 2021 GP is the general partner of the 2021 Partnership, and 2021 LLC is the general partner of 2021 GP. As such, 2021 GP and 2021 LLC may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2021 Partnership.

As of the Event Date, the 2023 Partnership was the direct beneficial owner of 3,200,000 shares of Common Stock described in the second paragraph of this Item 4(a). 2023 GP is the general partner of the 2023 Partnership, and 2023 LLC is the general partner of 2023 GP. As such, 2023 GP and 2023 LLC may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2023 Partnership.

Additionally, as of the Event Date: (i) Alphabet Holdings was the sole managing member of each of 2019 LLC, 2021 LLC, and 2023 LLC; (ii) XXVI was the sole managing member of Alphabet Holdings; and (iii) Parent was the controlling stockholder of XXVI. As such, each of Alphabet Holdings, XXVI, and Parent may be deemed to indirectly beneficially own all of the Issuer's securities that are directly or indirectly beneficially owned by each of the other Reporting Persons, comprising an aggregate total of 16,562,498 shares of the Issuer's Common Stock.

Notwithstanding, the filing of this Amendment shall not be construed as an admission by any of the Reporting Persons, for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise, as to beneficial ownership of the securities reported in this Amendment.
Percent of class:
As of the Event Date, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 12.3% of the Issuer's outstanding Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 7.5%, directly to the 2019 Partnership and indirectly to each of 2019 GP and 2019 LLC; (ii) 2.4%, directly to the 2021 Partnership and indirectly to each of 2021 GP and 2021 LLC; (iii) 2.4%, directly to the 2023 Partnership and indirectly to each of 2023 GP and 2023 LLC; and (iv) 12.3%, indirectly to each of Alphabet Holdings, XXVI, and Parent.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 134,573,998 shares of the Issuer's Common Stock outstanding as of the Event Date, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2025, filed on Form 10-Q with the Securities and Exchange Commission on August 7, 2025.
Sole power to vote or to direct the vote:
2019 Partnership 0
2019 GP 0
2019 LLC 0
2021 Partnership 0
2021 GP 0
2021 LLC 0
2023 Partnership 0
2023 GP 0
2023 LLC 0
Alphabet Holdings 0
XXVI 0
Parent 0
Shared power to vote or to direct the vote:
2019 Partnership 10,100,058
2019 GP 10,100,058
2019 LLC 10,100,058
2021 Partnership 3,262,440
2021 GP 3,262,440
2021 LLC 3,262,440
2023 Partnership 3,200,000
2023 GP 3,200,000
2023 LLC 3,200,000
Alphabet Holdings 16,562,498
XXVI 16,562,498
Parent 16,562,498
Sole power to dispose or to direct the disposition:
2019 Partnership 0
2019 GP 0
2019 LLC 0
2021 Partnership 0
2021 GP 0
2021 LLC 0
2023 Partnership 0
2023 GP 0
2023 LLC 0
Alphabet Holdings 0
XXVI 0
Parent 0
Shared power to dispose or to direct the disposition:
2019 Partnership 10,100,058
2019 GP 10,100,058
2019 LLC 10,100,058
2021 Partnership 3,262,440
2021 GP 3,262,440
2021 LLC 3,262,440
2023 Partnership 3,200,000
2023 GP 3,200,000
2023 LLC 3,200,000
Alphabet Holdings 16,562,498
XXVI 16,562,498
Parent 16,562,498

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of the 2019 Partnership, the 2021 Partnership, the 2023 Partnership, 2019 GP, 2021 GP, and 2023 GP and (ii) limited liability company agreements of 2019 LLC, 2021 LLC, and 2023 LLC, the general and limited partners or members, as the case may be, of each of such Reporting Persons may be deemed to have the right to receive dividends from, or proceeds from the sale of, the Issuer's securities directly or indirectly owned by each Reporting Person of which it is a general partner, limited partner, or member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GV 2019, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2019 GP, L.L.C., the General Partner of GV 2019 GP, L.P., its General Partner (11/12/2025)
- GV 2019 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2019 GP, L.L.C., its General Partner (11/12/2025)
- GV 2019 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/General Counsel (11/12/2025)
- GV 2021, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2021 GP, L.L.C., the General Partner of GV 2021 GP, L.P., its General Partner (11/12/2025)
- GV 2021 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2021 GP, L.L.C., its General Partner (11/12/2025)
- GV 2021 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/General Counsel (11/12/2025)
- GV 2023, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2023 GP, L.L.C., the General Partner of GV 2023 GP, L.P., its General Partner (11/12/2025)
- GV 2023 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2023 GP, L.L.C., its General Partner (11/12/2025)
- GV 2023 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/General Counsel (11/12/2025)
- Alphabet Holdings LLC: /s/ Kathryn W. Hall, Kathryn W. Hall/Secretary (11/12/2025)
- XXVI Holdings Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/Assistant Secretary (11/12/2025)
- Alphabet Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/Assistant Secretary (11/12/2025)